Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

11 July 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

7/25

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Kimu Field Seismic Survey Underway

Cue is pleased to announce that line preparation for seismic acquisition over the Kimu gas field in PRL-08, Papua New Guinea has commenced.

The Kimu area survey is part of a larger 2007 Guavi River Seismic campaign embracing PRL-08 and adjacent acreage. It consists of six seismic traverses totaling 71Km and is designed to provide a high quality modern seismic grid over the Kimu structure from which to advance the understanding of potential recoverable gas volumes.

Kimu has been assessed, to date, to have the potential to contain around 905 billion cubic feet of recoverable gas, with Cue's share being approximately 97 billion cubic feet in a most likely case.

Kimu is located approximately 60km west of the Barikewa gas field and 50km SW of the SE Gobe oil field. Location and survey map are attached.

Participants in PRL-08 are;

Oil Search Limited (Operator)	60.71%
Mosaic Oil Nuigini Limited	28.57%
Cue PNG Oil Company Pty Ltd	10.72%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

11th July 2007

PRL 8 Seismic Programme, Papua New Guinea

Cue Energy Resources Limited



PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PDL 3
PRL 9
BARIKEWA GAS FIELD
PRL 8
Foreland
Fold
CUE ACREAGE
PNG to Queensland
PRL-8
Existing seismic
Planned 2007 seismic

END